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                                                                       EXHIBIT 9

                  [LETTERHEAD OF ALL AMERICAN COMMUNICATIONS]



                                October 7, 1997



Dear Stockholder:

     I am pleased to report that on October 1, 1997, All American Communications, Inc. (the "Company") entered into a merger agreement with Pearson plc and one of its subsidiaries ("Pearson") that provides for the acquisition of the Company by Pearson at a price of $25.50 per share in cash. Under the terms of the proposed transaction, a Pearson subsidiary has made a tender offer for all outstanding shares of the Company's Common Stock and Class B Common Stock (collectively, the "Shares") at $25.50 per Share in cash.

     Your Board of Directors has unanimously approved the merger agreement and the Pearson offer, and has determined that the terms of the offer and the merger are fair to and in the best interests of the Company's stockholders. Accordingly, the Board of Directors unanimously recommends that all Company stockholders accept the Pearson offer and tender their Shares to Pearson.

     In arriving at its recommendations, The Board of Directors gave careful consideration to a number of factors. These factors included the opinion of Goldman, Sachs & Co., financial advisor to the Company, that the cash consideration of $25.50 per Share to be received by the stockholders pursuant to the Pearson offer and the merger is fair to the Company's stockholders from a financial point of view.

     Following the successful completion of the tender offer, upon approval by stockholder vote, if required, the Pearson subsidiary and the Company will merge, and all Company Shares not purchased in the tender offer will be converted into the right to receive $25.50 per Share in cash in the merger.

     Accompanying this letter is a copy of the Company's
Solicitation/Recommendation Statement on Schedule 14D-9. Also enclosed is the Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering Shares. We urge you to read the enclosed materials carefully.

     On behalf of the Board of Directors,

                                        Sincerely,


                                        /s/ Anthony J. Scotti

                                        Anthony J. Scotti